Exhibit 11.1 — Statement Regarding Computation of Per share Earnings

(Unaudited)
(in thousands, except per share data)

	Three Months Ended June 30, 2003	Three Months Ended June 30, 2002	Nine Months Ended June 30, 2003	Nine Months Ended June 30, 2002
Basic
Average Common Shares
outstanding	4,605	4,578	4,595	4,575
Net income	$354	$281	$462	$1,047
Per share amount	$.08	$.06	$.10	$.23
Diluted
Average Common Shares
outstanding	4,605	4,578	4,595	4,575
Net effect of dilutive stock
options based on the
Treasury stock method
using the average market price
	4	37	21	45
Total	4,609	4,615	4,616	4,620
Net income	$354	$281	$462	$1,047
Per share amount	$.08	$.06	$.10	$.23